January 4, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Overlay Shares Hedged Large Cap Equity ETF
Overlay Shares Short Bond ETF
(each, a “Fund” and collectively, the “Funds”)
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N-1A filed October 28, 2020 (SEC Accession No. 0000894189-20-008610) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
Comment 1.    Interactive data files must be filed in subsequent amendment filings on or before the date of the post-effective amendment that contains the related information becomes effective or a 485(b) filing will be required to add the in-line XBRL interactive data files. Please confirm the Funds will file the related in-line XBRL interactive data files in a subsequent 485(b) filing.
Response:    The Trust confirms the 485(b) post-effective amendment containing the related information for the Funds will include in-line XBRL interactive date files.
Prospectus
Comment 2.    Please provide a completed fee table and expense example for both Funds.
Response:    Each Fund’s completed fee table and expense example is shown below:
Overlay Shares Hedged Large Cap Equity ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.32%
Total Annual Fund Operating Expenses	1.07%

1 Estimated for the current fiscal year.

2 Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$109	3 Years:	$340
Overlay Shares Short Term Bond ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.05%
Total Annual Fund Operating Expenses	0.80%

1 Estimated for the current fiscal year.
2 Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	82	3 Years:	$255
Comment 3.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Funds, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waiver, reimbursement or recoupment arrangements in place for either Fund.

Comment 4.    We note that the principal risks appear in alphabetical order for each Fund. Please order the risks to prioritize those risks that are most likely to adversely affect a Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 5.    With respect to the “Principal Investment Strategies” section for each Fund, how does each Fund calculate any derivatives position for the purpose of satisfying its Rule 35d-1 names rule 80% test? Please note, that funds are permitted to include a synthetic instrument in the 80% basket if such instrument has economic characteristics similar to the securities included in that basket.
Response:    Each Fund’s derivatives positions will not be counted for purposes of determining its compliance with its rule 35d-1 80% test.
Comment 6.    With respect to the “Portfolio Turnover” section for the Short-Term Bond ETF, the last sentence is duplicated. Please delete.
Response:    The requested change has been made.
Comment 7.    With regards to the Short-Term Bond ETF, the Staff notes its position included in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, that an investment company that includes the term ‘short-term,’ in its name should have a dollar weighted average maturity of no more than three years. In light of the use of “short-term” in the Fund’s name, please revise the “Principal Investment Strategies” disclosure to reflect a dollar weighted average maturity of no more than three years.
Response:    The Trust has revised the registration statement as follows: “...U.S. dollar-denominated, fixed-rate taxable bonds with a dollar-weighted average maturity of no more than three years with a maximum maturity of five years...”.
Comment 8.    With regards to the Short-Term Bond ETF, please explain maturity, duration and quality requirements, if any, in the “Principal Investment Strategies” section. In addition, below investment grade bonds or junk bonds should be noted as junk and called “speculative.” If there are any percentage limitations on any holding or types of holdings, please provide them. If duration is relevant, please provide an example.
Response:    The Fund does not place any direct limits on the underlying holdings. In addition, the Fund does not expect to hold below investment grade or junk bonds and does not have any percentage limitations on any holdings or types of holdings.
Comment 9.    Under “Additional Information About the Funds - Investment Objective”, please describe each Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how each Fund intends to achieve its investment objective. In addition, please provide each Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes each Fund’s current Item 4 disclosure provides a complete and appropriate summary of such Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that

“[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 10.    Under “Additional Information About the Funds - Investment Objective”, please disclose whether each Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect a Fund’s performance.
Response:     The Trust responds that the Funds do not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Comment 11.    Under “Additional Information About the Funds - Principal Investment Strategies”, with regards to the 80% policies for each Fund, please explain what is meant by “indirectly.”
Response:     The relevant sentence has been revised as follows:
Under normal circumstances, at least 80% of the Hedged Large Cap Equity ETF’s net assets, plus borrowings for investment purposes, will be invested, directly or indirectly through ETFs, in equity securities of large-cap companies.
Under normal circumstances, at least 80% of the Short Term Bond ETF’s net assets, plus borrowings for investment purposes, will be invested, directly or indirectly through ETFs, in bonds.
Statement of Additional Information
Comment 11.    Under “Investment Restrictions”, the first sentence of the concentration investment restriction states: “Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries.” Please remove the word “related” as it is not a part of Section (8)(b)(1) of the Investment Company Act of 1940.
Response:     The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes on concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
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